ARTICLES OF AMENDMENT
                       TO ARTICLES OF INCORPORATION OF
                               RCONTEST.COM, INC.

     Pursuant to the provisions of Georgia Business Corporation Code, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

   1.    The name of the corporation is Rcontest.com, Inc.

   2. Article II is amended to read in its entirety as follows: "The corporation has authority to issue not more than Forty Million (40,000,000) shares of common stock, no par value."

   3. The foregoing amendment was duly approved by the shareholders of the corporation in accordance with the provisions of O.C.G.A. section 14-2-1003.

   4. The amendments do not provide for the exchange, reclassification or cancellation of any issued shares.

Dated this 27th day of September 1999.

RCONTEST.COM, INC.


BY: /s/ Michael D. Dion
   Michael D. Dion, President